POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 : An English-language translation of documents with respect to MEMORANDUM OF AGREEMENT

MEMORANDUM OF AGREEMENT

POSCO and ZAMAN Group, a Kazakhstan company, entered into a MEMORANDUM OF AGREEMENT for the establishment of a joint venture company to construct and operate a ferro-silicon aluminum (“FeSiAl”) plant to be located in Ekibastuz, Kazakhstan.

POSCO (or its affiliate company) and ZAMAN Group will hold 60% and 40% shareholding interests in the joint venture company, respectively.

The FeSiAl plant is expected to be completed in 2011 and will commence production in 2012. The annual production capacity will be approximately 400 thousand tons of FeSiAl products.